Exhibit 99.15

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS (LOSS)	3
CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE EARNINGS (LOSS)	4
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	5
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	6
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	NATURE OF OPERATIONS	8
2	BASIS OF PREPARATION AND PRESENTATION	8
3	OPERATING SEGMENTS	9
4	REVENUE	11
5	COST OF SALES	11
6	GENERAL AND ADMINISTRATIVE	11
7	FINANCE COSTS	12
8	EARNINGS (LOSS) PER SHARE	12
9	NON-CONTROLLING INTERESTS	13
10	FINANCIAL INSTRUMENTS	13
11	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES	14
12	INVENTORIES	14
13	TRADE AND OTHER PAYABLES	15
14	DEFERRED REVENUE	15
15	BORROWINGS	16
16	LEASE OBLIGATIONS	17
17	SHARE CAPITAL	17
18	SHARE-BASED COMPENSATION	18
19	DEFERRED AND CONTINGENT CONSIDERATION	19
20	SUBSEQUENT EVENT	20

ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS (LOSS)

(In thousands of US Dollars except for		For three months ended June 30,		For six months ended June 30,
shares and per share amounts) (Unaudited)	Note	2024	2023	2024	2023
Revenue	4	$195,614	$145,012	$370,681	$299,332
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	5	(117,893)	(110,962)	(241,206)	(233,853)
Depreciation, depletion and amortization	5	(13,004)	(8,575)	(27,139)	(17,714)
Gross profit		$64,717	$25,475	$102,336	$47,765
General and administrative expenses	6	$(15,240)	$(11,273)	$(29,401)	$(21,898)
Gain (loss) on revaluation of call and put options		—	4,454	—	(5,546)
Loss on revaluation of financial instruments	10	(2,099)	(667)	(3,882)	(1,813)
Other (losses) income		(4,214)	343	(7,629)	387
Net earnings before finance costs and income tax		$43,164	$18,332	$61,424	$18,895
Finance costs	7	$(7,082)	$(6,773)	$(12,719)	$(12,712)
Net earnings before income tax		$36,082	$11,559	$48,705	$6,183
Current income tax expense		$(18,894)	$(6,387)	$(27,380)	$(19,923)
Deferred income tax expense		(769)	(1,234)	(5,748)	(1,683)
Net earnings (loss) for the period		$16,419	$3,938	$15,577	$(15,423)

Earnings (loss) attributable to:
Shareholders of the Company		$8,298	$1,147	$2,613	$(19,286)
Non-controlling interests	9	8,121	2,791	12,964	3,863
Net earnings (loss) for the period		$16,419	$3,938	$15,577	$(15,423)

Earnings (loss) per share attributable to shareholders of the Company	8
Basic and Diluted		$0.03	$0.01	$0.01	$(0.11)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE EARNINGS (LOSS)

(In thousands of US Dollars except for shares and	For three months ended June 30,		For six months ended June 30,
per share amounts) (Unaudited)	2024	2023	2024	2023
Net earnings (loss)	$16,419	$3,938	$15,577	$(15,423)

Other comprehensive earnings (loss), net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges - Time value of hedging instruments	410	—	410	—
Total other comprehensive earnings (loss)	410	—	410	—
Total comprehensive earnings (loss)	16,829	3,938	15,987	(15,423)

Attributable to:
Shareholders of the Company	$8,708	$1,147	$3,023	$(19,286)
Non-controlling interests	8,121	2,791	12,964	3,863
Total comprehensive earnings (loss)	$16,829	$3,938	$15,987	$(15,423)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars) (Unaudited)	Note	2024	2023	2024	2023
Net inflow (outflow) of cash related to the following activities
Operating
Net earnings (loss) after taxation		$16,419	$3,938	$15,577	$(15,423)
Income tax expense		19,663	7,620	33,128	21,606
Adjustments for:
Share-based compensation	18	2,011	1,084	4,138	2,298
DDA		13,117	8,575	27,364	17,714
Loss (gain) on revaluation of call and put options		—	(4,454)	—	5,546
(Gain) loss on revaluation of financial instruments		(329)	667	1,454	1,813
Other losses (gains)		386	342	(132)	387
Non-cash revenue from stream arrangements	14	(1,484)	(1,526)	(3,322)	(3,434)
Finance costs		7,082	6,773	12,719	12,712
Operating cash flows before income tax paid and movements in working capital		$56,865	$23,019	$90,926	$43,219
Income tax paid		(20,665)	(18,784)	(21,151)	(18,784)
Operating cash flows before movements in working capital		$36,200	$4,235	$69,775	$24,435
(Increase) decrease in trade receivables, prepayments and other receivables		(10,031)	11,542	(8,497)	10,462
Increase in inventories	12	(22,938)	(16,163)	(26,105)	(7,823)
(Decrease) increase in trade and other payables		(9,390)	8,783	(49,264)	(9,522)
Net cash (used in) generated from operating activities		$(6,159)	$8,397	$(14,091)	$17,552
Investing activities
Payment of contingent consideration		$—	$—	$—	$(800)
Purchase of property, plant and equipment		(38,301)	(16,821)	(58,020)	(35,357)
Exploration and evaluation expenditure		(2,090)	(5,395)	(3,740)	(11,353)
Received from (paid to) related parties		—	(646)	—	1,106
Net cash used in investing activities		$(40,391)	$(22,862)	$(61,760)	$(46,404)
Financing activities
Proceeds from loans	15	—	9,880	—	9,880
Repayment of loans		—	(2,258)	—	(3,758)
Finance costs paid		—	(1,726)	(4,693)	(3,567)
Other interest received or finance costs (paid)		(337)	(301)	497	(763)
Net cash (used in) generated from financing activities		$(337)	$5,595	$(4,196)	$1,792
Net decrease in cash and cash equivalents		$(46,887)	$(8,870)	$(80,047)	$(27,060)
Cash and cash equivalents at beginning of period		125,368	25,559	158,638	45,163
Effect of foreign exchange rate changes		(515)	(851)	(625)	(2,265)
Cash and cash equivalents, end of the period		$77,966	$15,838	$77,966	$15,838

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(In thousands of US Dollars) (Unaudited)	Note	As at June 30, 2024	As at December 31, 2023 (Restated - Note 2)
Assets
Current assets
Cash and cash equivalents		$77,966	$158,638
Trade receivables, prepayments, and other receivables	11	49,546	45,035
Inventories	12	102,925	88,612
Total current assets		$230,437	$292,285
Non-current assets
Property, plant and equipment	3	$658,776	$600,560
Trade receivables, prepayments and other receivables	11	12,528	9,456
Deferred tax assets		27,495	36,146
Inventories	12	22,750	10,958
Restricted cash	10	6,679	6,881
Total non-current assets		$728,228	$664,001
Total assets		$958,665	$956,286

Liabilities and Total Equity
Current liabilities
Trade and other payables	13	$124,385	$181,904
Income tax payable		33,937	28,275
Provisions		10,567	9,939
Deferred and contingent consideration	19	30,125	28,917
Borrowings	15	103,342	103,457
Deferred revenue, current	14	22,888	2,132
Lease obligations and other liabilities	16	2,404	591
Total current liabilities		$327,648	$355,215
Non-current liabilities
Provision for reclamation and closure costs		110,646	108,452
Deferred tax liability		224	3,128
Deferred and contingent consideration	19	84,854	82,687
Deferred revenue	14	14,698	16,529
Lease obligations and other liabilities	16	19,436	9,241
Total non-current liabilities		$229,858	$220,037
Total liabilities		$557,506	$575,252

Equity
Share capital	17	$418,649	$418,649
Retained earnings (deficit)		(118,139)	(121,162)
Share-based payments reserve	18	6,557	2,419
Total equity attributable to shareholders of the Company		$307,067	$299,906
Non-controlling interests	9	94,092	81,128
Total equity		$401,159	$381,034
Total liabilities and shareholders' equity		$958,665	$956,286

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

For subsequent events refer to note 14 and note 20.

Approved by the Board

"Peter Marrone"	"Richard Graff"
PETER MARRONE	RICHARD GRAFF
Director	Director

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ALLIED GOLD

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(In thousands of US Dollars) (Unaudited)	Share capital	Other reserves	Corporate reorganization reserve	Share-based payment reserve	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2022	$93,000	$(79,678)	$33,572	$29,506	$(31,087)	$45,313	$66,052	$111,365
Share-based compensation	—	—	—	2,298	—	2,298	—	2,298
Total earnings and comprehensive earnings	—	—	—	—	(19,286)	(19,286)	3,863	(15,423)
Balance at June 30, 2023	$93,000	$(79,678)	$33,572	$31,804	$(50,373)	$28,325	$69,915	$98,240
Balance at December 31, 2023	$418,649	$—	$—	$2,419	$(121,162)	$299,906	$81,128	$381,034
Share-based compensation	—	—	—	4,138	—	4,138	—	4,138
Total earnings and comprehensive earnings	—	—	—	—	3,023	3,023	12,964	15,987
Balance at June 30, 2024	$418,649	$—	$—	$6,557	$(118,139)	$307,067	$94,092	$401,159

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Tabular amounts in thousands of US Dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Allied Gold Corporation (formerly Mondavi Ventures Ltd.) is the ultimate parent company of its consolidated group (“Allied Gold” or “the Company”). The Company was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023, as part of the reverse take-over transaction (the "Transaction) involving, inter alia, the Company, Allied Gold Corp Limited ("AGCL") and Allied Merger Corporation ("AMC"). The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer with a portfolio of three operating gold mines in Mali and Côte d’Ivoire and a gold development project in Ethiopia.

As at June 30, 2024, the Company is the operator and majority owner (through its subsidiaries) of the following producing gold mines and gold exploration project:

•	the Sadiola Mine, located in Mali (the “Sadiola mine”, 80% interest);

•	the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;

•	the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and

•	the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

2.	BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB"). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards ("IFRS”) have been condensed or omitted. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2023, except for those described below.

Certain prior period amounts have been reclassified to conform to the current year presentation with no material impact on consolidated net (loss) earnings or cash flows.

In preparing the unaudited condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The unaudited condensed consolidated financial statements are presented in United States dollars ("US$", or “$”), which is the Company’s functional and presentation currency. The unaudited condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on August 8, 2024.

New accounting standards and amendments adopted

Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants.

The Company adopted the amendments to IAS 1 for the first time on January 1, 2024, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company's convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

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Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to gold price fluctuations, particularly during times of elevated capital expenditures. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.

Financial liabilities at fair value through profit or loss

The Company has elected to account for the convertible debentures contract including the identified embedded derivatives as a single financial liability, measured at fair value through profit or loss ("FVTPL"). The change in fair value of the convertible debentures is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss). The financial liability is remeasured at each reporting date using quoted prices in active markets for identical liabilities.

New taxation developments

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million.

3.	OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro mine and Agbaou mine), Mali (Sadiola mine), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company's senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses which form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro mine. Corporate legal entities are aggregated and presented together as part of the "other" segment on the basis of them sharing similar economic characteristics at June 30, 2024.

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Three months ended June 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$117,584	$43,254	$34,776	$195,614
Cost of sales, excluding DDA	(60,245)	(24,064)	(33,584)	(117,893)
DDA	(1,402)	(10,476)	(1,126)	(13,004)
Gross profit	$55,937	$8,714	$66	$64,717

Three months ended June 30, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$68,846	$42,028	$34,138	$145,012
Cost of sales, excluding DDA	(52,525)	(23,730)	(34,707)	(110,962)
DDA	(2,115)	(5,521)	(939)	(8,575)
Gross profit (loss)	$14,206	$12,777	$(1,508)	$25,475

Six months ended June 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$210,595	$86,217	$73,869	$370,681
Cost of sales, excluding DDA	(114,973)	(54,285)	(71,948)	(241,206)
DDA	(3,364)	(20,315)	(3,460)	(27,139)
Gross profit	$92,258	$11,617	$(1,539)	$102,336

Six months ended June 30, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$147,133	$84,060	$68,139	$299,332
Cost of sales, excluding DDA	(112,580)	(50,612)	(70,661)	(233,853)
DDA	(3,575)	(12,335)	(1,804)	(17,714)
Gross profit (loss)	$30,978	$21,113	$(4,326)	$47,765

Balances at June 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$125,904	$24,462	$24,596	$2,606	$52,869	$230,437
Non-current assets(1)	222,306	150,004	55,966	299,952	—	728,228
Total assets	$348,210	$174,466	$80,562	$302,558	$52,869	$958,665

Current liabilities	$55,931	$47,383	$53,130	$28,439	$142,765	$327,648
Non-current liabilities	98,185	27,653	44,083	36,637	23,300	229,858
Total liabilities	$154,116	$75,036	$97,213	$65,076	$166,065	$557,506

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Balances at December 31, 2023	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$102,995	$53,082	$27,767	$2,960	$105,481	$292,285
Non-current assets(1)	220,573	189,415	42,813	206,840	4,360	664,001
Total assets	$323,568	$242,497	$70,580	$209,800	$109,841	$956,286

Current liabilities	$77,270	$57,142	$52,317	$24,424	$141,930	$353,083
Non-current liabilities	94,491	24,360	40,159	35,257	27,902	222,169
Total liabilities	$171,761	$81,502	$92,476	$59,681	$169,832	$575,252

(1)	Non-current assets are predominantly comprised of PP&E

4.	REVENUE

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Gold	$195,352	$144,713	$370,161	$298,886
Silver	262	299	520	446
Total sales revenue	$195,614	$145,012	$370,681	$299,332

5.	COST OF SALES

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Mine production costs	$101,038	$96,967	$205,905	$206,084
Royalties	12,940	8,793	25,923	18,389
Refining	861	517	1,494	1,067
Exploration expenses	3,054	4,685	7,884	8,313
Cost of sales, excluding DDA	$117,893	$110,962	$241,206	$233,853
Depreciation	$10,410	$5,253	$21,130	$11,253
Amortization of mining interests	2,594	3,322	6,009	6,461
DDA	$13,004	$8,575	$27,139	$17,714
Cost of sales	$130,897	$119,537	$268,345	$251,567

6.	GENERAL AND ADMINISTRATIVE

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Salaries and related benefits(1)	$6,687	$2,534	$12,307	$5,513
Professional and consulting fees	4,189	5,319	8,414	9,665
Other G&A	4,364	3,420	8,680	6,720
Total general and administrative	$15,240	$11,273	$29,401	$21,898

(1)	Includes share-based compensation expense in the amounts of $2.0 million and $4.1 million for the three and six months ended June 30, 2024 ($1.1 million and $2.3 million for the three and six months ended June 30, 2023).

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7.	FINANCE COSTS

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Interest expenses from financial liabilities
Borrowings	$2,340	$1,726	$4,681	$3,567
Accretion on deferred and contingent consideration (note 19)	1,329	1,665	2,615	3,249
Borrowing costs capitalized(1)	(700)	—	(700)	—
Other finance costs
Accretion of environmental obligations	1,096	865	2,193	1,730
Financing component of streaming arrangement (note 14)	1,110	999	2,247	2,151
Other interest (income) expense	1,339	169	851	457
Foreign exchange	568	1,349	832	1,558
Total finance costs	$7,082	$6,773	$12,719	$12,712

(1)	Borrowing costs in the amount of $0.7 million have been capitalized and allocated to the development of Kurmuk.

8.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share and the reconciliation of the number of shares used to calculate basic and diluted earnings (loss) per share are as follows:

	For three months ended June 30,		For six months ended June 30,
	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders of the Company	$8,298	$1,147	$2,613	$(19,286)

Weighted average shares issued and outstanding post-consolidation(1)	250,724,253	181,125,787	250,724,253	181,125,787
Weighted-average shares outstanding – basic	250,724,253	181,125,787	250,724,253	181,125,787
Effect of dilutive share-based payment arrangements	3,854,985	74,190	3,835,015	—
Weighted-average shares outstanding – diluted	254,579,238	181,199,977	254,559,268	181,125,787

Basic earnings (loss) per share	$0.03	$0.01	$0.01	$(0.11)
Diluted earnings (loss) per share	$0.03	$0.01	$0.01	$(0.11)
Based and diluted earnings (loss) per share	$0.03	$0.01	$0.01	$(0.11)

(1)	Shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

As described in note 19, the Company can settle the obligation from the deferred consideration arrangement with APM Ethiopia in shares, however those shares have not been included in the calculation of diluted loss per share as their effect would be antidilutive.

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9.	NON-CONTROLLING INTERESTS

The movement in the non-controlling interests balance for the six months ended June 30, 2024 are as follows:

Balance at January 1, 2023	$66,052
Dividend paid to minority shareholder	(1,866)
Share of profit for the period	16,942
Balance at December 31, 2023	$81,128
Share of profit for the period	12,964
Balance at June 30, 2024	$94,092

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15.0% of the Agbaou mine by the Government of Côte d'Ivoire and 20% of the Sadiola mine, owned by the Government of Mali.

10.	FINANCIAL INSTRUMENTS

Financial assets at amortised cost

Current	As at June 30, 2024	As at December 31, 2023
Cash and cash equivalents	$77,966	$158,638
Restricted cash(1)	6,679	6,881
Other receivables	5,518	5,238
Total	$90,163	$170,757

(1) The Company is required to have certain amounts of cash in separate ring-fenced accounts to comply with environmental matters in Cote d’Ivoire.

Fair value of derivatives

On April 12, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning May 2024 through to March 2025, for a total of 110,000 ounces, at an average put and call strike price of $2,200 per ounce and $2,829 per ounce, respectively.

As of June 30, 2024, 90,000 ounces of gold collars remain unsettled. The aggregate fair value of the position as of June 30, 2024 was an asset of $0.4 million (December 31, 2023 - $nil) included in other current assets in the condensed consolidated interim statement of financial position. The fair value of zero-costs collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in condensed consolidated interim statement of financial position and treated as a cost of hedging.

Financial liabilities at amortised cost

	As at June 30, 2024	As at December 31, 2023
Trade and other payables	124,385	181,904
Deferred consideration - Kurmuk	61,281	58,974
Deferred consideration - Diba	993	951
Total	$186,659	$241,829

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Financial liabilities at fair value through profit or loss

	FV Hierarchy level	As at June 30, 2024	As at December 31, 2023
Borrowings	1	$103,342	$103,457
Contingent consideration - Sadiola	3	$41,581	$39,008
Contingent consideration - Agbaou	3	11,124	12,671
Total	3	$156,047	$155,136

11.	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at June 30, 2024	As at December 31, 2023
Other receivables	5,518	5,238
VAT receivable - net	25,605	19,018
Prepayments	18,013	20,779
Cash flow hedge derivative	410	—
Total current trade receivables, prepayments, and other receivables	$49,546	$45,035

Non-current	As at June 30, 2024	As at December 31, 2023
Derivative financial asset	$—	$1,181
VAT receivable - net	12,528	8,275
Total non-current trade receivables, prepayments, and other receivables	$12,528	$9,456

The carrying value of trade and other receivables approximate their fair value.

12.	INVENTORIES

Current	As at June 30, 2024	As at December 31, 2023
Doré bars and gold in circuit	$16,708	$13,742
Ore stockpiles	39,258	28,627
Material and supplies	46,959	46,243
Total current inventories	$102,925	$88,612

Non-current	As at June 30, 2024	As at December 31, 2023
Ore stockpiles	$22,750	$10,958
Total non-current inventories	$22,750	$10,958

Inventories are held at lower of cost or net realizable value.

In the three and six months ended June 30, 2024 inventories recognized as an expense within cost of sales amounted to $114.5 million and $234.9 million, respectively (Three and six months ended June 30, 2023: $106.9 million and $225.7 million, respectively).

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13.	TRADE AND OTHER PAYABLES

	As at June 30, 2024	As at December 31, 2023
Trade payables	57,445	110,112
Other payables	18,146	34,288
Accrued expenses	39,596	27,428
Royalties	9,198	10,076
Total trade and other payables	$124,385	$181,904

14.	DEFERRED REVENUE

	As at June 30, 2024	As at December 31, 2023
Opening balance	$18,661	$18,150
Cash received	21,384	2,243
Amount recognized as revenue	(4,706)	(9,224)
Change in estimate	—	3,203
Accrued interest	2,247	4,289
Total deferred revenue	$37,586	$18,661

Current balance	$22,888	$2,132
Non-current balance	$14,698	$16,529

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter. This has been treated as deferred revenue, as the upfront payment pertains to future production. As such, revenue is recognized as the services are performed for Sandstorm, reducing the unearned deferred revenue balance. The stream contains an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream.

On June 26, 2024 the Company entered into an advance sale agreement to deliver 8,695 ounces of gold at a price of $2,300/ounce, for a total of $20.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed subsequent to quarter end.

An accrued interest component has been calculated for the period of $2.2 million, and amount of revenue recognized is $4.7 million, out of which $21.4 million is on a cash basis (at US$400 per ounce) while the remainder is non-cash (amortization of deferred revenue).

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15.	BORROWINGS

Convertible Debenture
Loans and other borrowings - December 31, 2023	$103,457
Change in fair value of debt	(115)
Borrowings - June 30, 2024	$103,342

	Orion Debt	Auramet Debt	Convertible Debenture	Total
Loans and other borrowings - December 31, 2022	$53,534	$—	$—	$53,534
Acquisition of debt	—	9,880	107,279	117,159
Accrued interest expense	4,777	(29)	—	4,748
Change in fair value of debt	—	—	(3,822)	(3,822)
Cash received	—	259	—	259
Repayments of debt	(58,311)	(10,110)	—	(68,421)
Borrowings - December 31, 2023	$—	$—	$103,457	$103,457

Summary Orion facility

On October 10, 2019, the Company entered into an Agreement with Orion Mine Finance (“Orion”). A nominal $35.0 million senior secured facility was created, which accrued interest until June 30, 2020 at a fixed rate of LIBOR + 9%, after which time it was repayable in six equal quarterly instalments on the last banking day of each quarter. On October 25, 2020, the Company entered into an updated Agreement with Orion Mine Finance, where “Tranche 3” was issued, increasing the headline amount by $12.1 million. This agreement contained a deferral of interest and principal through December 31, 2022, followed by 11 quarterly instalments through June 30, 2025. The terms of the interest did not change. On September 7, 2023, the Company paid the principal amount outstanding and its accrued interest, in full.

Summary Auramet facility

On April 25, 2023, the Company entered into an agreement with Auramet International Inc. (“Auramet”) for a $10.0 million gold prepayment loan. The gold prepayment loan was repayable on or before July 25, 2023, for an amount equal to the market value of a fixed number of ounces of gold on the date of repayment. At that same date and as part of the consideration for the gold prepayment loan, the Company also granted Auramet an out-of-the-money call options to purchase up to a total of 5,000 ounces of gold at a fixed price at specified future dates. The loan maturity was extended to October 11, 2023 and the count-party was amended to be Auramet Capital Partners, which is a shareholder of the Company.

Together, the loan and call option have been recognized as a financial instrument at fair-value through profit and loss with interest accreting at the effective interest rate for the period based on forward prices for gold. At inception, the value of the call options was insignificant and the combined value of the loan and call option, net of fees paid was recorded at $9.9 million. On October 12, 2023, the Auramet loan and interest was repaid in full.

Summary Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder's option into the Company's shares at any time during their five-year tenure at a price of $5.79 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

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Using readily observable inputs from the market, the fair value of the convertible debentures as at June 30, 2024, was determined to be $103.3 million, net of $2.3 million interest payable.

Credit Facility

On January 5, 2024, the Company executed a credit facility with five banking institutions, for a total of $100.0 million. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points ("bps") and 450 bps Secured Overnight Financing Rate ("SOFR") Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. No funds have been withdrawn from the facility.

16.	LEASE OBLIGATIONS

Current and non-current lease liabilities as at June 30, 2024 are presented below:

	As at June 30, 2024	As at December 31, 2023
Current lease liabilities	$2,406	$594
Non-current lease liabilities	13,061	2,241
Total	$15,467	$2,835

On November 3, 2023 the Company signed a lease agreement for its Toronto head office, which can be extended. The net present value of the lease obligation and the right-of-use asset was estimated at $2.7 million, using a 9.3% discount rate.

On May 16, 2024, the Company entered into a contract to lease twenty one generators for the Bonikro and Agbaou mines over a three year term. The net present value of the lease obligation was estimated at $12.8 million, using an 8.07% discount rate. The generators were commissioned on June 11, 2024. The Company incurred additional costs of $14.2 million to bring the generators to use, resulting in the recognition of a right-of use asset of $27.0 million, with $14.1 million and $12.9 million allocated to the Bonikro and Agbaou mines, respectively.

Other liabilities include obligations entered by the Company, with a settlement date longer than twelve months.

17.	SHARE CAPITAL

	Number of Common Shares	Number of Preferred Shares	Share Capital
As at December 31, 2021 and December 31, 2022	333,079,107	75,993,484	$93,000
Retrospective application of share consolidation(1)	147,478,019	33,647,768	$93,000
Conversion of preferred shares into common shares	33,647,768	(33,647,768)	—
Participation rights issued	3,838,536	—	40,312
Total shares issued and outstanding post-consolidation	184,964,323	—	$133,312
Shares issued in amalgamation and reverse take-over	18,000,767	—	80,357
Shares issued in private placement	35,961,410	—	160,001
Private placement transaction costs	—	—	(7,521)
Shares issued in acquisition of APM Ethiopia Ltd. (Kurmuk)	11,797,753	—	52,500
As at December 31, 2023	250,724,253	—	$418,649
As at June 30, 2024	250,724,253	—	$418,649

(1)	AGCL shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio.

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18.	SHARE-BASED COMPENSATION

Share-based payment reserve

The share-based payment expense recognized to September 7, 2023, was $2.7 million. On completion of the Transaction, AGCL settled all the share-based payments arrangements, and participation rights granted to its employees and consultants. Acceleration of the unvested portion of these share-based arrangements resulted in an additional $3.5 million expense, accounted for as transaction costs and presented within Other losses (income) in the condensed consolidated interim statement of earnings (loss) and other comprehensive earnings (loss).

	As at June 30, 2024	As at December 31, 2023
Opening balance	$2,419	$29,506
Charge for the period	4,138	7,265
Share-based compensation settled in the period	—	(34,352)
Closing balance	$6,557	$2,419

Stock Options

On September 8, 2023, the Company granted 600,000 stock options to certain directors, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$2.94 per option, using an exercise price of CAD$5.87 per share, volatility of 38% and a 4% interest rate. The estimated expense as of June 30, 2024, was $0.3 million (June 30, 2023 - $nil).

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

On September 7, 2023, the Company granted a total of 3,573,639 RSUs to certain employees and consultants at a price of $4.45 per RSU. From those, 202,280 units vest equality over three years, while 3,371,359 units vest at the earlier of the third year (September 7, 2026) or the commencement of production at the Kurmuk project.

On November 9, 2023, the Company granted 915,000 RSUs to an employee at a price of $2.98 (CAD$4.11), and equal vesting over three years.

For the three and six months ended June 30, 2024, the Company recorded $1.8 million and $3.8 million share-based compensation expense, respectively and has 4,488,639 RSUs outstanding (Three and six months ended June 30, 2023 - $nil).

Deferred Share Units ("DSUs")

To align interests between eligible directors and offices and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long term incentive compensation in DSUs.

On April 16, 2024, the Company granted 20,304 DSUs to a director at a price of $2.90 (CAD$3.93) per DSU. On May 21, 2024, the Company granted 33,033 DSUs to certain directors at a price of $2.24 (CAD$3.05) per DSU. DSUs vest immediately upon grant.

As of June 30, 2023, the Company recognized $1.4 million expense from stock based compensation related to participation rights, which were fully settled on September 7, 2023.

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19.	DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For six months ended June 30, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Diba project	Total
Opening balance	$39,008	$12,671	$58,974	$951	$111,604
Accretion	2,573	—	—	42	2,615
Revaluation	—	(145)	2,307	—	2,162
Balance Payable	—	(133)	—	—	(133)
Payments	—	(1,269)	—	—	(1,269)
Closing balance	$41,581	$11,124	$61,281	$993	$114,979

Current	$—	$4,488	$24,644	$993	$30,125
Non-current	41,581	6,636	36,637	—	84,854
Total deferred and contingent consideration	$41,581	$11,124	$61,281	$993	$114,979

For the year ended December 31, 2023	Sadiola mine	Agbaou mine	Kurmuk project	Diba project	Total
Opening balance	$33,665	$13,641	$—	$—	$47,306
Asset acquisition	—	—	57,561	937	58,498
Accretion	6,837	—	1,413	14	8,264
Revaluation	(1,494)	2,046	—	—	552
Balance Payable	—	(587)	—	—	(587)
Payments	—	(2,429)	—	—	(2,429)
Closing balance	$39,008	$12,671	$58,974	$951	$111,604

Current	$—	$4,250	$23,716	$951	$28,917
Non-current	39,008	8,421	35,258	—	82,687
Total deferred and contingent consideration	$39,008	$12,671	$58,974	$951	$111,604

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. The contingent consideration was valued using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $1,900 per ounce to $1,745 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

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The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, and the expected timing of future production from of the mine. The valuation is most sensitive to changes in the timing of future production.

Diba project – Acquisition of Diba on November 9, 2023

Deferred consideration recorded on the acquisition of Diba includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of commercial production; and December 31, 2025.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes the option by the Company to elect the payment, as follows:

•	First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million settled in shares;

•	Second payment: $21.25 million in cash due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition;

•	Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $61.3 million as of June 30, 2024, from which $24.6 million is presented as current liability and $36.6 million is presented under non-current liabilities. The deferred consideration is valued using the amortized cost method.

20.	SUBSEQUENT EVENT

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied will receive a US$53.0 million upfront cash payment (the “Advance Amount”) and an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Closing of the transaction and funding of the Advance Amount is subject to certain conditions precedent, including certain third-party consents and agreements, and completion of related security documents which are expected to be completed in short order.

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